Exhibit 99.1

YM BioSciences Reports Positive Updated Anemia Response Data
 for its JAK1/JAK2 Inhibitor CYT387 Disclosed at First Annual
 Florence Meeting on Myeloproliferative Neoplasms in Florence, Italy

MISSISSAUGA, Canada - April 18, 2011 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), today announced that updated interim anemia response data were reported for the first 60 patients enrolled in the Phase I/II trial of its JAK1/JAK2 inhibitor, CYT387, for the treatment of myelofibrosis. The results were disclosed by Dr. Ayalew Tefferi (Mayo Clinic, Rochester, Minnesota), Chair of the Study, during the First Annual Florence Meeting on Myeloproliferative Neoplasms held in Florence, Italy on Saturday, April 16th, 2011.

"These results continue to highlight the potential for CYT387 to induce durable anemia responses, as demonstrated using these more rigorous measurement standards,” said Dr. Nick Glover, President and CEO of YM BioSciences. “We look forward to reporting updated interim data on CYT387’s safety and efficacy profile at the ASCO conference in June.”

Dr. Tefferi reported that the overall anemia response rate was 58% in 33 transfusion-dependent patients. In this assessment, anemia response required a transfusion-free period of ≥12 weeks while on protocol drug therapy, with a minimum hemoglobin level of 8 g/dL.  The median duration of transfusion independence was reported to be 6 months (range 4-15 months).  Only 2 (11%) of the 19 patients who achieved transfusion-independency were reported to require single episodes of PRBC transfusions.

The results were based on data observed for the first 60 patients enrolled in the dose escalation (n=21) and dose confirmation (n=39) portions of the 140 patient Phase I/II trial, for which recruitment has now been exceeded. These 60 high/intermediate-risk myelofibrosis patients have received CTY387 orally once daily in 28-day cycles, and have completed a minimum of 3 cycles of treatment.

About CYT387:
CYT387 is an inhibitor of the kinase enzymes JAK1 and JAK2, which have been implicated in a family of hematological conditions known as myeloproliferative neoplasms, including myelofibrosis, and as well in numerous other disorders including indications in hematology, oncology and inflammatory diseases. Myelofibrosis is a chronic debilitating disease in which a patient's bone marrow is replaced by scar tissue and for which treatment options are limited or unsatisfactory. The U.S. Food and Drug Administration (FDA) has granted Orphan Drug Designation to CYT387 for the treatment of myelofibrosis.

YM BioSciences retains full global commercialization rights to CYT387.

For more information on the CYT387 Phase I/II trial, go to: http://clinicaltrials.gov/ct2/show/NCT00935987?term=cyt387&rank=1

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a potent vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile. Nimotuzumab is being evaluated in various Phase II and III trials worldwide by YM’s licensees. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and is currently in a Phase II trial for glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that our JAK1/JAK2 inhibitor CYT387 and our VDA small molecule CYT997 will generate positive efficacy and safety data in future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel. +1 905.361.9518
jsmith@ymbiosciences.com